Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of Extraordinary and Ordinary General Meeting held on April 29, 2009
2.	Market Announcement dated April 30, 2009

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of Ordinary and Special Shareholders’ Meeting

Date, Time and Location:
April 29th, 2009 at 2 p.m. in the Company’s Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 - 9th floor, in the City and State of São Paulo.

Attendance:
 (i) shareholders representing 58.3% of the social capital (being 95.4% voting shareholders and 37.2% preferred shareholders); (ii) the Chief Executive Officer of the Company; (iii) members of the Fiscal Council of the Company; (iv) the representative of the Independent Auditors; and (v) pursuant to Article 256, first paragraph combined with Article 8, first paragraph of Law nº 6,404/76 (Brazilian Corporate Law), Mr. Luiz Paulo César Silveira, representing the Apsis Consultoria Empresarial Ltda., registered with CNPJ/MF nº  27.281.922/0001-70, and with CREA/RJ under the nº  82.2.00620-1, located at Rua São José, nº 90, grupo 1802, Centro, Rio de Janeiro, State of Rio de Janeiro (“Apsis Consultoria Empresaria Ltda.”).

Publications:

Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the State of São Paulo)” on April 14th, 15th and 16th, 2009 and “Valor Econômico” on April 14th, 15th and 16th, 2009.

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Notice to Shareholders: Waived, in light of the publication of the documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the State of São Paulo)” and “Valor Econômico” on March 13th, 2009.

Chairman and Secretary of the Meeting:
Chairman – Luiz Antonio de Sampaio Campos
Secretary – Rafael Padilha Calábria

Order of the day:
In accordance with the published Call Notice.

Discussed matters:

1.
To write out the minutes of this meeting summarizing the discussed and approved matters, pursuant to Article 130, first paragraph of the Brazilian Corporate Law and authorize the publication of the minutes omitting signatures, pursuant to third paragraph of Article 130.

2.	At the Ordinary Shareholders’ Meeting:

2.1.
To approve with no amendments or qualifications, with the abstention of those legally restricted, the report and accounts of the Company's management, financial statements and notes to the financial statements referring to the year ended on December 31st, 2008, as well as the report from our Independent Auditors.

2.2.	To approve the capital budget submitted by the Management of the Company for the fiscal year 2009.

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

2.3.
To approve the destination of net earnings for the fiscal year ended on December 31st, 2008, in the total amount of R$ 390,269,191.31 (three hundred and ninety million, two hundred and sixty nine thousand, one hundred and ninety one reais and thirty one cents); in accordance with the following proposal of the Management:

a)	R$ 19,513,459.57 (nineteen million, five hundred and thirteen thousand, four hundred and fifty nine reais and fifty seven cents), for legal reserve;

b)
R$ 132,987,269.74 (one hundred and thirty two million, nine hundred and eighty seven thousand, two hundred and sixty nine reais and seventy four cents), for reserve of retained profits, based on the approved capital budget;

c)
R$ 237,768,462.00 (two hundred and thirty seven million, seven hundred and sixty eight thousand, four hundred and sixty two reais) for dividends to common and preferred shareholders, of which R$ 119,005,557.90 (one hundred nineteen million, five thousand, five hundred and fifty seven reais and ninety cents) were paid as interim dividends as approved by the Board of Directors on August 6th, 2008. The remaining balance of dividends, amounting to R$118,762,904.10 (one hundred and eighteen million, seven hundred and sixty two thousand, nine hundred and four reais and ten cents) was paid to shareholders from April 2nd, 2009 on, without remuneration or monetary restatement. Thus, the amount of dividends distributed in the year amounted to a dividend per common or preferred share of R$ 1.777031.

2.4.	To elect the persons listed below as members of the Board of Directors, with mandate up to the Ordinary Shareholders’ Meeting to be held in 2010 in order to examine the documents

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

referred to in Article 133, of the Brazilian Corporate Law, related to the current fiscal year:

a)
in separated voting, as set out in subparagraph I, of paragraph 4, Article 141 of the Brazilian Corporate Law, by the shareholder Parth Investment Company, owner of common shares representing 18.8% of the voting capital, was elected Mr. RENATO OCHMAN, Brazilian, married, lawyer, registered with OAB/SP under nº 82.152 and holder of CPF/MF nº 375.739.690-15, whose offices are at Av. Brigadeiro Faria Lima, nº 1461 – 11th floor, Bairro do Jardim Paulistano, in the City and State of São Paulo (CEP 01451-904);

b)
in separated voting, as set out in subparagraph I, of paragraph 4, Article 141 of the Brazilian Corporate Law, as requested by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Dodge & Cox International Stock Fund and Dodge & Cox Global Stock Fund, owners of preferred shares representing 13.2% of the  paid-up capital and 20.8% of the preferred shares, was elected Mr. LUIZ CARLOS TEIXEIRA, Brazilian, married, bank employee, and holder of Identity Card RG nº 3833390 and CPF/MF nº 048.344.108-20, resident and domiciled in the city of Ribeirão Preto, in the State of São Paulo, at Rua Rui Barbosa, nº 522, aptº 42;

c)
as approved by the majority of owners of common shares, representing 76.6% of the voting capital, were elected Mr. PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nº 4.554.607/SSP-SP and CPF/MF nº 008.255.498-68, whose business address is at Av. Brigadeiro Luiz Antônio, nº 1343 - 9º andar, Bairro da Bela Vista, in the City and State of

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

São Paulo; LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nº 3.045.977/SSP-SP and CPF/MF nº 061.094.708-72, whose business address is at Av. Brigadeiro Luiz Antonio, nº 1343 – 9º andar, Bairro da Bela Vista, in the City and State of São Paulo; ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nº 2.821.401/SSP-SP and CPF/MF nº 513.400.208-82, whose business address is at Av. Brigadeiro Luiz Antonio, nº 1343 – 5º andar, Bairro da Bela Vista, in the City and State of São Paulo; PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nº 946.526-1/IFP-RJ and CPF/MF nº 001.388.357-72, whose offices are at Rua do Ouvidor, nº 60, sala 1104, Centro, in the City and State of Rio de Janeiro; OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, industrial businessman, holder of Identity Card RG nº 01.585.449-0/IFP-RJ and CPF/MF nº 007.260.107-82, whose business address is at Ladeira Nossa Senhora, nº 163 – 7º andar, in the City and State of Rio de Janeiro; and NILDEMAR SECCHES, Brazilian, widower, mechanical engineer, holder of Identity Card RG nº 3.997.339-6/SSP-SP and CPF/MF nº 589.461.528-34, whose business address is at: Av. Escola Politécnica, nº 760, Bairro do Jaguaré, In the City and State of São Paulo.

2.4.
To set a global maximum annual limit for the compensation for the Members of the Board of Directors, of R$ 3,732,000.00 (three million, seven hundred and thirty two thousand reais), in the terms of the proposal presented and approved at the Shareholders’ Meeting, which will be filed at the Company’s Headquarters.

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

2.5.
To elect the persons below qualified as effective and alternate members of the Fiscal Council, with a mandate up to the Ordinary Shareholders’ Meeting to be held in 2010 in order to examine the documents referred to in Article 133, of the Brazilian Corporate Law, related to the current fiscal year:

a)
In separated voting, as set out in subparagraph a of paragraph 4, Article 161 of the Brazilian Corporate Law, among the preferred shareholders present at the Meeting and having been presented other names to be considered, were elected by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Dodge & Cox International Stock Fund and Dodge & Cox Global Stock Fund, owners of preferred shares representing 13.2% of the total capital and 20.8% of the preferred shares, Mr. Edson Pena Junior, Brazilian, divorced, economist, registered under CPF/MF nº 120.058.191-15, resident and domiciled in the City of Brasília, Federal District, at SHIN QI 07, Conjunto 05, Casa 13,  as effective member, and, as alternate member, Mr. Waldenor Moreira Borges Filho, Brazilian, married, economist, registered under CPF/MF nº 765.563.018-68, resident and domiciled in the city and state of São Paulo, at rua Carneiro Cunha, nº 571, apto. 102;

b)
In separated voting, as set out in subparagraph a of paragraph 4, Article 161 of the Brazilian Corporate Law, indicated by minority shareholders, representing 10.6% of the voting capital, as effective member, Mr. Wolfgang Eberhard Rohrbach, German, married, economist, registered under CPF/MF nº 016.771.448-15, resident and domiciled at Rua Marechal Deodoro nº 135, 32d, Santo Amaro, in the City and State of São

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Paulo, and, as alternate member Miss Tânia Maria Camilo, Brazilian, single, lawyer, registered under CPF/MF nº 726.204.557-15, resident and domiciled at Rua da Selva, 157, Alto da Boa Vista, in the City and State of Rio de Janeiro;

c)
Approved by the majority of common shareholders, representing 66.0% of the voting capital, were elected, as efective members, Mr. Flavio César Maia Luz, Brazilian, married, civil engineer, registered under CPF/MF nº 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the city of Barueri, in the State of São Paulo; Mario Probst, Brazilian, married, accountant and business administrator, registered under CPF/MF n° 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo; and Raul Murgel Braga, Brazilian, married, lawyer, registered under CPF/MF nº 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, ap 702, Ipanema, in the City and State of Rio de Janeiro; and as alternate members, Mr. Márcio Augustus Ribeiro, Brazilian, married, production engineer, registered under CPF/MF n° 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo; Katuyoshi Utiyama, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nº 065.361.828-04, resident and domiciled at Rua Dom Macário nº 1100, Jardim da Saúde, in the City and State of São Paulo; and Pedro Ozires Predeus, Brazilian, married, accountant, registered under CPF/MF nº 005.474.508-00, resident and domiciled at Rua

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Marechal Hastimphilo de Moura, 338-C, ap 23-B, in the City and State of São Paulo.

2.6.
To set the remuneration for the members of the Fiscal Council, for those designated as president and secretary of the Fiscal Council to receive a monthly compensation of R$ 8,600.00 (eight thousand and six hundred reais) and each effective members will receive a monthly compensation of R$ 8,000.00 (eight thousand reais).

3.	At the Extraordinary Shareholders’ Meeting:

3.1.
Acquisition of the controlling stake of (a) Companhia Brasileira de Petróleo Ipiranga, (b) Distribuidora de Produtos de Petróleo Ipiranga S.A., and (c) Refinaria de Petróleo Ipiranga S.A., currently denominated Refinaria de Petróleo Riograndense S.A. (“Sociedades Ipiranga”), according to the Material Notice released on March 19th, 2007.

3.1.1.	To ratify the hiring of Apsis Consultoria Empresarial Ltda. as the independent valuating company, in compliance with Article 256 of the Brazilian Corporate Law, for Sociedades Ipiranga;

3.1.2.	To approve the valuation report prepared by Apsis Consultoria Empresarial Ltda. as of October 20th, 2008 in compliance with Article 256 of the Brazilian Corporate Law; and

3.1.3.
To ratify in accordance with the terms of Article 256, first paragraph of the Brazilian Corporate Law, the acquisition of the controlling stake of Sociedades Ipiranga, as well as all the acts taken by the Management of the Company needed for the conclusion and implementation of the acquisition of Sociedades Ipiranga.

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

3.2
Acquisition of 100% of the shares of (a) União Terminais e Armazéns Gerais Ltda. and (b) Lexington Participações Ltda. (“Sociedades União Terminais”), according to the material notice released on June 6th, 2008.

3.2.1.	To ratify the hiring of Apsis Consultoria Empresarial Ltda. as the valuating company, as required by Article 256 of the Brazilian Corporate Law, for Sociedades União Terminais;

3.2.2.	To approve the valuation reports prepared by Apsis Consultoria Empresarial Ltda. as of November 27th, 2008 in compliance with Article 256 of the Brazilian Corporate Law; and

3.2.3.
To ratify, pursuant to Article 256, first paragraph of the Brazilian Corporate Law the acquisition of 100% of the shares of Sociedades União Terminais by Terminal Químico de Aratu S.A. - Tequimar, as well as all the acts taken by the Management of the Company needed for the conclusion and implementation of the acquisition of such companies.

Observations:

(i)
The members of the Board of Directors and the Fiscal Council, hereby elected, under the signature of the respective deeds of investiture filed at the Company’s Headquarters, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the roles designated, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law.

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

(ii)
Due to the application of the Article 256, second paragraph, combined with Article 137, item (ii), of the Brazilian Corporate Law, shareholders who dissent from the deliberations approved in items 3.1 and 3.2 will have the right to receive the value of R$ 34.27 (thirty four reais and twenty seven cents) per share, calculated based on the shareholder’s equity in the Company’s Financial Statements for the fiscal year ending December 31st, 2008, hereby approved. The right of withdrawal will be granted only to dissenting common shareholders who held shares of the Company, without interruption until the date of the exercise of such rights, since (a) March 16th, 2007, inclusive, for the matter set out in item 3.1, and (b) June 6th, 2008, inclusive, for the matter set out in item 3.2., not being allowed the partial exercise of the right of withdrawal. Owners of preferred shares issued by the Company are not entitled to the right of withdrawal, once such shares present liquidity and dispersion in the market, in accordance with Article 137, item II of the Brazilian Corporate Law. Dissenting shareholders who intend to exercise the right of withdrawal shall send a written statement to the Company within 30 (thirty) days from the publication date of this minute.

(iii)
Except where otherwise stated, all the deliberations of the meeting were approved by all those present, except for Parth Investments Company LLC and shareholder Renato Ochman, who abstained from voting.

There being no further matters to be discussed, the meeting was wound up, and these meeting minutes were presented, read, approved and duly signed by the shareholders present. aa) Ultra S.A. Participações; Paulo Guilherme Aguiar Cunha; Monteiro Aranha S.A.; Parth Investment Company LLC.; Renato Ochman and as proxy of Parth Investment Company LLC; Luiz Antonio de Sampaio Campos;

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Caixa de Previdência dos Funcionários do Banco do Brasil – Previ; Ascese Fundo de Investimento em Ações; Dyc Fundo de Investimento em Ações; Dynamo Beton Fundo de Investimento em Ações; Dynamo Cougar Fundo de Investimento em Ações; Dybra Fundo de Investimento em Ações; Tnad Fundo de Investimento em Ações; Fprv Dyn Uirapuru Fundo de Investimento em Ações Previdenciário; Samambaia IV Fundo de Investimento em Ações; Dynamo Brasil I LLC; Dynamo Brasil II LLC; Dynamo Brasil III LLC; Dynamo Brasil IV LLC; Dynamo BRASIL V LLC; Dynamo Brasil VI LLC; Dynamo Brasil VII LLC; Dodge & Cox International Stock Fund; Dodge & Cox Global Stock Fund; Polo Norte Fundo de Investimento Multimercado; Vinson Fund LLC.; Polo Fundo de Investimento em Ações; MORGAN Stanley Offshore Emerging Markets Fund; Morgan Stanley Investment Funds Emerging Market Equity Fund; Morgan Stanley Investment Funds Latin America Equity Fund; Eq Advisors Trust - Eq/Van Kampen Emerging Markets Equity Portfolio; Japan Trustee Services Bank, Ltd as Trustee for the Sumitomo Trust & Banking CO., Ltd as Trustee for Morgan Stanley Latin America Equity Fund (For Qualified Institutional Investors Only); Penn Series Emerging Markets Equity Fund; Norges Bank; Franklin Templeton Investments Fund; Vanguard Investments Series, PLC; Vanguard Total International Stock Index Fund, A Series Of Vanguard Star Funds; The Latin American Discovery Fund INC.; Blackrock Korea Latin America Fund-Master; Abu Dhabi Retirement Pensions and Benefits Fund; Barclays Global Investors NA; Bt Pension Scheme; Caisse De Depot Et Placement Du Quebec; Central States Southeast And Southwest Areas Pension Fund; County Employees Annuity and Benefit Fund of the Cook County; Daily Active Emerging Markets Securities Lending Common Trust Fund; Dimensional Emerging Markets Value Fund Inc.; Dimensional Funds II, PLC; Dimensional Funds PLC; Eaton Vance Structured Emerging Markets Fund; Emerging Markets Core Equity Portfolio of DFA Invest Dimensions Group; Emerging Markets Sudan Free Equity Index Fund; Emerging Markets Social Core Portfolio of DFA Investments Dimensions Group Inc.; First Trust Aberdeen Emerging Opportunity Fund; Ford Motor Company Defined Benefit

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Master Trust; Geut Emerging Equity Passive I; Green Line Latin American Growth Fund; Halliburton Co. Employee Benefit Master Trust; Hermes Investment Funds PLC on Behalf of Hermes Global Emerging Markets Fund; Ibm Diversified Global Equity Fund; Ibm Savings Plan; Ishares Msci Brazil (Free) Index Fund; John Hancock Funds II International Equity Index Fund; John Hancock Trust International Equity Index Trust A; Merrill Lynch Latin America Fund Inc.; Microsoft Global Finance; Morgan Stanley Investment Management Emerging Markets Trust; Northern Trust Quantitative Fund Plc; Pensionskassernes Administration A/S; Ppl Services Corporation Master Trust; Spdr S&P Emerging Markets Small Cap Etf; State Of California Public Employees Retirement System; State Of Connecticut Retirement Plans And Trust Fund; State Street Bank And Trust Company Investment Funds For Tax Exempt Retirement Plans; State Street Emerging Markets; Tcw Amercias Development Association, L.P.; Teacher Retirement System of Texas; Brazil Msci Emerging Markets Index Common Trust Fund; The DFA Investment Trust Company On Behalf Of Its Series The Emerging Markets Small Caps Series; The Emerging Markets Equity Investments Portfolio Of The Consulting Group Capital Markets Funds; The Future Fund Board Of Guardians; The Master Trust Bank Of Japan Ltd RE MTBC400035147; The Monetary Authority Of Singapore; The Pension Reserves Investment Management Board; The Texas Education Agency; Thrivent Partner Emerging Markets Portfolio; Thrivent Partner Worldwide Allocation Fund; Toronto Dominion Emerging Markets Fund; Treasurer Of The State Of North Carolina Equity Investment Fund Pooled Trust; Van Kampen Series Fund, Inc., Van Kempen Emerging Markets Fund;  Vanguard FTSE All-World Ex-Us Index Fund, a Series Of Vanguard International Equity Index Funds; Vanguard Emerging Markets Stock Index Fund; Vanguard Total World Stock Index Fund, A Series Of Vanguard International Equity Index Funds; Wilmington Multi-Manager International Fund; BGI Emerging Markets Strategic Insights Fund Ltd; College Retirement Equities Fund; Eaton Vance Tax-Managed Emerging Markets Fund; Emerging Markets Index Fund E; General Conf Corp of Seventh Day Adventist; John Hancock Trust

(Minutes of Ordinary and Extraordinary General Meeting of Ultrapar Participações S.A., on 04/29/2009)

Intern Equity Index Trust B; Merrill Lynch International Investment Funds; The Bar Emerging Markets Um Fund SF Bar Latin America, Bell Atlantic Master Trust; Morgan Stanley Investment Management Emerging Markets Debt Trust; Anselmo Neves Macedo – CRC n° 1SP160482/O-6 - Auditor of KPMG Independent Auditors; Flavio Cesar Maia Luz; Wolfgang Eberhard Rohrbach; Mario Probst - Fiscal Council; Raul Murgel Braga – Fiscal Council; Luiz Antonio de Sampaio Campos - Chairman of the board; Rafael Padilha Calábria – Secretary

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                               NIRE 35.300.109.724

MARKET ANNOUNCEMENT

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby informs that a General Ordinary and Special Shareholders’ Meeting was held on April 29th, 2009 at which, among other deliberations, were ratified:

(1)
the acquisition of the controlling stake of (a) Companhia Brasileira de Petróleo Ipiranga, (b) Distribuidora de Produtos de Petróleo Ipiranga S.A., and (c) Refinaria de Petróleo Ipiranga S.A., currently denominated Refinaria de Petróleo Riograndense S.A. (“Sociedades Ipiranga”), according to the Material Notice released on March 19th, 2007; and

(2)
the acquisition of 100% of the shares issued by (a) União Terminais e Armazéns Gerais Ltda. and (b) Lexington Participações Ltda. (“Sociedades União Terminais”), according to the Material Notice released on June 6th, 2008.

Due to the application of the Article 256, second paragraph, combined with Article 137, item (ii), of the Brazilian Corporate Law, shareholders who dissent from the ratification of the acquisitions mentioned above will have the right of withdrawal from the Company (“Right of Withdrawal”), and will have the right to receive the reimbursement in the amount of R$ 34.27 per share, calculated based on the shareholder’s equity in the Company’s Financial Statements for the fiscal year ending December 31st, 2008.

The Right of Withdrawal will be granted only to dissenting common shareholders who held shares of the Company, without interruption until the date of the exercise of such rights since (a) March 16th, 2007, inclusive, for the ratification of the acquisition of the controlling stake of Sociedades Ipiranga, and (b) since June 6th, 2008, inclusive, for the ratification of the acquisition of 100% of the capital of Sociedades União Terminais, not being allowed the partial exercise of the Right of Withdrawal.

Owners of preferred shares issued by the Company are not entitled to the Right of Withdrawal, once such shares present liquidity and dispersion in the market, in accordance with Article 137, item II of the Brazilian Corporate Law.

Dissenting shareholders who intend to exercise the Right of Withdrawal shall exercise it until June 1st, 2009 (last day of the 30-days term from the publication date of the Minutes of Ordinary and Special Shareholders´ Meeting on April 30th, 2009).

The shareholders of Ultrapar who are entitled to and intend to exercise the Right of Withdrawal shall, within the period specified above, (i) send a written statement to the Investor Relations Department, (ii) Investors shall deliver, in person, the certified copies of the documents listed below at Avenida Brigadeiro Luiz Antônio, nº 1343, 8th floor, at the attention of the Investors Relations Department after sending the statement in item (i):

INDIVIDUALS: CPF/MF, Identity Card and updated shareholder position statement.

LEGAL ENTITIES: CNPJ/MF, Minutes of the election of officers (legal representatives), bylaws and respective changes, documents of partners/legal representatives (CPF/MF, Identity Card and proof of current address) and updated shareholder position statement.

The shareholders represented by proxy should submit, in addition to the documents described, the power of attorney, which must contain the specific powers that enables the proxy to represent you in to the exercise of the Right of Withdrawal and to request the reimbursement.

The payment to shareholders who exercise the Right of Withdrawal will be made until June 8th, 2009, five working days after the final date to exercise such right.

Further information may be obtained with the Investor Relations Department, through the telephone number +55 11 3177 7014 or the e-mail invest@ultra.com.br.

São Paulo, April 30th, 2009.

André Covre
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 30, 2009

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name:	André Covre
Title:	Chief Financial and Investor Relations Officer

(Minutes of Extraordinary and Ordinary General Meeting)